UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ____)*

Eagle Capital Growth Fund, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

269451100
(CUSIP Number)

David C. Sims, 225 East Mason Street, Suite 802, Milwaukee WI 53202-3657; (414) 530-5680
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269451100	13D	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
David C. Sims

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
181,676

	8	SHARED VOTING POWER
23,880

	9	SOLE DISPOSITIVE POWER
181,676

	10	SHARED DISPOSITIVE POWER
23,880

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
205,556

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
Individual

CUSIP No. 269451100	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

Common Stock, $0.001 par value (“Common Stock”)

Eagle Capital Growth Fund, Inc.
225 East Mason Street, Suite 802
Milwaukee, WI   53202-3657

Item 2.	Identity and Background.

(a) & (b) David C. Sims
President
Sims Capital Management LLC
225 East Mason Street, Suite 802
Milwaukee, WI   53202-3657

(O)   (414) 765-1107

c)	President
Sims Capital Management LLC (SEC-registered investment advisor)
225 East Mason Street, Suite 802
Milwaukee, WI   53202-3657

Vice-President and Chief Compliance Officer (and Director of)
Eagle Capital Growth Fund, Inc.
225 East Mason Street, Suite 802
Milwaukee, WI   53202-3657

Retired Partner
Foley & Lardner LLP (law firm)
777 East Wisconsin Avenue, Suite 3800
Milwaukee, WI   53202

(d)	Mr. Sims has never been convicted in a criminal proceeding.

(e)
Mr. Sims has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration.

PF

CUSIP No. 269451100	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

Mr. Sims acquired the shares of Common Stock identified this filing for the purpose of investment.

Mr. Sims is a Director, the Vice-President and Chief Compliance Officer of the Issuer.

Mr. Sims is also the President and a principal of Sims Capital Management LLC, the investment advisor to the Issuer.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(i)	Not applicable.

(j)	Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a)
Information concerning the number of shares and percentage of the class of Common Stock beneficially owned by the reporting person: (i) sole voting and dispositive power (181,676); (ii) shared voting and dispositive power (23,880); (iii) aggregate beneficial ownership (205,556); (iv) percentage of class of Common Stock (5.2%).

(b)	See response to (a) above.

(c)
Set forth below is information with respect to the sole transaction with respect to the Common Stock by Mr. Sims (and reflected in Mr. Sims’ beneficial ownership) during the past sixty (60) days.

On August 28, 2023, Mr. Sims bought six thousand three hundred twenty-five (6,325) shares of Common Stock in the open market at a price of $8.864-8.88 per share.  Indirect purchases of one thousand two hundred seventy-five (1,275) shares at $8.81-8.864 were also made.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 269451100	13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Mr. Sims is a Director, Vice-President and Chief Compliance Officer of the Issuer CUSIP No. 269451100

Mr. Sims is also the President and a 50% equity owner of Sims Capital Management LLC, an SEC-registered investment advisor (“SCM). SCM is the investment advisor to the Issuer.

Item 7.	Material to be Filed as Exhibits.

None

CUSIP No. 269451100	13D	Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/
David C. Sims

David C. Sims
(Title)
August 31, 2023
(Date)